UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-27783

(Check One):	[X] Form 10K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________________

PART I - REGISTRANT INFORMATION

NATHANIEL ENERGY CORPORATION
Full Name of Registrant
_______________________
Former Name if Applicable

8001 South Interport Boulevard, Suite 260
Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nathaniel Energy Corporation (the “Company”) was unable to complete and file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 within the prescribed time period due to the following:

On March 16, 2005 the Securities and Exchange Commission provided the Company with certain comments in connection with the Company’s Preliminary Information Statement which was filed on March 11, 2005. Some of those comments asked the Company to address certain matters in the future filings, including its 2004 Annual Report on Form 10-KSB. The Company is unable to address those comments to enable it to file its 2004 Annual Report Form 10-KSB within the time period prescribed because the Company only received those comments shortly before the end of the prescribed time period.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

George A. Cretecos	303	690-8500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

The Company’s financial statements that will be presented in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 is expected to reflect the following:

For the year ended December 31, 2004 revenue increased from $8,424,741 in 2003, to $14,036,793 in 2004, an increase of $5,612,052 due to the inclusion of a full year of operations of the Keyes helium plant, the Sturgis gas plant and the Keyes gathering system which were acquired on April 3, 2003 and were consolidated in our total revenues and expenses for the year ended December 31, 2003 from that date.

Gross profit increased by $1,328,421 to $1,901,321 for the year ended December 31, 2004 from $572,900 for the year ended December 31, 2003. The increase in gross profit is due primarily to inclusion of the helium and gas processing operations for the entire year ended December 31, 2004 compared to nine months during the year ended December 31, 2003.

Total selling, general and administrative expenses decreased $2,375,120 or 44.7% to $2,980,260 for the year ended December 31, 2004 from $5,355,380 for the year ended December 31, 2003. The decrease is due primarily to reductions in payroll and payroll related expense and professional service compensation of approximately $2,483,000.

NATHANIEL ENERGY CORPORATION
(Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2005	By: /s/ George A. Cretecos
George A. Cretecos Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)